UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
28 October 2021
Commission File number 001-15246
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-231902) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

LLOYDS BANKING GROUP PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; market related risks, trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; potential changes in dividend policy; the ability to achieve strategic objectives; management and monitoring of conduct risk; exposure to counterparty risk; credit rating risk; instability in the global financial markets, including within the Eurozone, and as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; inadequate or failed internal or external processes or systems; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; risks relating to sustainability and climate change (and achieving climate change ambitions), including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; projected employee numbers and key person risk; the impact of competitive conditions; and exposure to legal, regulatory or competition proceedings, investigations or complaints. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2021, and is being incorporated by reference into the Registration Statement with File No. 333-231902.

LLOYDS BANKING GROUP PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
FINANCIAL REVIEW
Income statement
In the nine months to 30 September 2021 the Group reported a profit before tax of £5,934 million compared to a profit before tax of £434 million in the same period in 2020, representing an increase of £5,500 million largely reflecting the improved economic outlook for the UK in the first nine months of 2021 compared to the deterioration assumed in 2020. Profit after tax was £5,465 million and earnings per share were 7.1 pence.
Total income, net of insurance claims, increased by £702 million, or 6 per cent, to £12,282 million in the nine months to 30 September 2021 compared to £11,580 million in the first nine months of 2020; there was an increase of £2,802 million in other income, net of insurance claims, offset by a decrease of £2,100 million in net interest income.
Net interest income was £7,073 million in the nine months to 30 September 2021, a decrease of £2,100 million compared to £9,173 million in the nine months to 30 September 2020. During the first nine months of the year amounts payable to unitholders in Open-Ended Investment Companies (OEICs) included in net interest income amounted to £1,037 million compared to a credit of £1,207 million in the nine months to 30 September 2020, due to an improved outturn from UK equity markets. In the nine months to 30 September 2021 the FTSE All Share TR index rose by 13.6 per cent whereas it fell by 19.9 per cent in the comparative period. Excluding these amounts payable to OEICs unitholders, net interest income was £144 million, or 2 per cent, higher at £8,110 million compared to £7,966 million in the nine months to 30 September 2021.
The net interest margin, which is calculated to exclude the effect of amounts payable to unitholders in Open-Ended Investment Companies, reduced slightly reflecting the lower rate environment and change in asset mix. Average interest-earning assets increased driven by growth in the open mortgage book and the impact of government supported loan schemes, partially offset by lower balances in credit cards and motor finance, the effects of the continued optimisation of the Corporate and Institutional book within Commercial Banking and the repayment of revolving credit facilities provided to support Commercial Banking clients during the pandemic.
Other income, net of insurance claims of £5,209 million in the nine months to 30 September 2021 was £2,802 million higher compared to £2,407 million for the first nine months of 2020; excluding insurance premium income and net trading income in the insurance business other income was £357 million, or 13 per cent, higher at £3,172 million in the nine months to 30 September 2021 compared to £2,815 million in the same period in 2020. Net fee and commission income increased by £184 million to £1,058 million compared to £874 million in the nine months to 30 September 2020. There were increases in card and other transaction-based income, reflecting improved levels of customer activity following the easing of restrictions relating to the pandemic, and increased activity with commercial banking customers driving higher fees. Net trading income in the Group’s non-insurance activities increased £254 million to £1,154 million as a result of a strong performance in the venture capital business. Other operating income was £81 million lower at £960 million as the improvement in income from the value of in-force insurance business, reflecting a beneficial economic variance, was offset by lower levels of operating lease rental income as a result of the reduced Lex Autolease vehicle fleet size and lower gains on the disposal of financial assets at fair value through other comprehensive income.
Total operating expenses increased by £174 million to £7,194 million compared to £7,020 million in the first nine months of 2020. There was a decrease of £97 million in operating costs reflecting a reduction in depreciation of tangible fixed assets, due to the reduced Lex Autolease vehicle fleet size; gains on disposal of operating lease assets, accounted for within operating expenses, were higher but partially offset by higher restructuring costs, primarily technology research and development costs and severance, as well as higher regulatory programme costs. Staff costs were 2 per cent higher at £2,929 million in the first nine months of 2021 compared to £2,867 million in the first nine months of 2020, reflecting higher charges for variable remuneration and an increase in severance costs.
The charge in respect of regulatory provisions was £271 million higher at £525 million and related to pre-existing programmes, materially driven by a £91 million Financial Conduct Authority (FCA) fine for General Insurance renewal errors, HBOS Reading charges, litigation costs and charges in relation to other legacy programmes. With respect to HBOS Reading, year to date £190 million has been recognised in relation to redress and operational costs. As previously indicated, further significant charges could be required in future quarters, although it is not possible to reliably estimate the potential impact or timings at this stage.

LLOYDS BANKING GROUP PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
FINANCIAL REVIEW (continued)
Impairment in the first nine months of the year was a net credit of £846 million, compared to a net charge £4,126 million in the first nine months of 2020, largely reflecting the improved UK macroeconomic outlook. Credit performance remains strong, with sustained low levels of new to arrears.
The ECL allowance in respect of loans and advances to customers was £4,393 million at 30 September 2021, a coverage ratio of 0.9 per cent. Observed credit performance remained robust in the period, with the flow of assets into arrears, defaults and write-offs remaining at low levels. The Group has retained the judgemental overlays applied at year end and has continued to offset modelled releases not deemed reflective of underlying risk. The Group's £400 million central overlay has been maintained.
The Group recognised a tax expense of £469 million in the period compared to a credit of £273 million in the first nine months of 2020. In March 2021, the UK Government announced its intention to increase the rate of corporation tax from 19 per cent to 25 per cent with effect from 1 April 2023 and this was substantively enacted on 24 May 2021. As a result of this change in tax rate, the Group has recognised a £985 million deferred tax credit in the income statement and a £170 million debit within other comprehensive income, increasing the Group's net deferred tax asset by £815 million.
Balance sheet
Total assets were £10,728 million higher at £881,997 million at 30 September 2021 compared to £871,269 million at 31 December 2020. Financial assets at amortised cost increased by £4,484 million to £519,478 million at 30 September 2021 compared to £514,994 million at 31 December 2020. There was a £4,564 million decrease in bank and customer reverse repurchase agreement balances; however, other loans and advances to customers, net of impairment allowances, were £10,226 million, or 2 per cent, higher as an increase in the open mortgage book was only partially offset by reductions in the closed mortgage book, motor finance and larger corporate lending. Financial assets at fair value through profit or loss were £11,486 million higher at £202,655 million following market gains on policyholder investments in the insurance business. These increases were partly offset by a decrease in cash and balances at central banks, which were £4,384 million lower at £68,873 million reflecting funding maturities, and a decrease in derivative assets which were £6,422 million lower at £23,191 million compared to £29,613 million at 31 December 2020, reflecting reduced volumes and movements in interest and exchange rates over the first nine months of 2021.
Total liabilities were £7,499 million higher at £829,355 million compared to £821,856 million at 31 December 2020. Customer deposits increased by £25,109 million, or 5 per cent, to £485,177 million compared to £460,068 million at 31 December 2020, as a result of growth in retail current and savings accounts and commercial deposits. Deposits from banks were £17,174 million lower at £14,291 million reflecting the reduced need for wholesale funding, following the further growth in customer deposits, and derivative liabilities were £9,051 million lower as a result of both reduced volumes and rate movements.
Shareholders’ equity increased by £3,212 million to £46,490 million; profit for the period was partly offset by movements in the cash flow hedging reserve and ordinary dividends paid of £877 million.

LLOYDS BANKING GROUP PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
FINANCIAL REVIEW (continued)
Capital
The Group's common equity tier 1 (CET1) capital ratio has increased from 16.2 per cent at 31 December 2020 to 17.2 per cent1 at 30 September 2021, primarily as a result of profit for the period and a reduction in risk-weighted assets, partially offset by the total foreseeable dividend for the year, a reduction in IFRS 9 transitional relief and pension contributions. The transitional total capital ratio increased to 23.6 per cent1 (31 December 2020: 23.3 per cent) and the transitional minimum requirement for own funds and eligible liabilities (MREL) increased to 36.9 per cent1 (31 December 2020: 36.4 per cent) primarily reflecting the increase in CET1 capital and reduction in risk-weighted assets, partially offset by the impact of movements in rates and the annual reduction in transitional limits applied to legacy tier 1 and tier 2 instruments. The UK leverage ratio was unchanged at 5.8 per cent1 (31 December 2020: 5.8 per cent).
Risk-weighted assets at £200.7 billion reduced by £2.0 billion in the first nine months of the year, primarily driven by continued optimisation activity undertaken in Commercial Banking, partially offset by limited credit migration and balance sheet growth.
The PRA have confirmed their intention to remove the beneficial treatment currently applied to intangible software assets and reinstate the original requirement to deduct these assets in full. This change will be implemented on 1 January 2022 and is expected to reduce the Group’s reported CET1 ratio by c.50 basis points at that time. Excluding the IFRS 9 transitional relief and removing the current beneficial treatment applied to intangible software assets would reduce the Group’s CET1 capital ratio from 17.2 per cent to 16.1 per cent, on the basis of the position at 30 September 2021.

1Incorporating profits for the quarter that remain subject to formal verification in accordance with the Capital Requirements Regulation.
IFRS 17
IFRS 17, an accounting standard that will be effective from 1 January 2023, impacts the phasing of profit recognition for insurance contracts. Upon implementation, the Group's insurance-related retained earnings will be restated and the reporting of insurance new business revenue within other income will be spread over time as the Group provides service to its policyholders (versus recognised up front under current accounting standards), with the quantum and timing of the impact dependent on, inter alia, the amount and mix of new business and extent of assumption changes in any given year following implementation. The cash flow and economic value generated by the Group's Insurance business does not change. There will be no impact on the Group's or the Insurance business' capital position, nor the ability of Insurance to pay dividends to Group. Following implementation, recognition of Insurance income will be more stable.

LLOYDS BANKING GROUP PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months ended 30 Sep 2021	Nine months ended 30 Sep 2020
	£m	£m

Net interest income	7,073	9,173
Other income	20,012	4,126
Total income	27,085	13,299
Insurance claims	(14,803)	(1,719)
Total income, net of insurance claims	12,282	11,580
Operating expenses	(7,194)	(7,020)
Impairment credit (charge)	846	(4,126)
Profit before tax	5,934	434
Tax (expense) credit	(469)	273
Profit for the period	5,465	707

Profit attributable to ordinary shareholders	5,064	319
Profit attributable to other equity holders	321	345
Profit attributable to equity holders	5,385	664
Profit attributable to non-controlling interests	80	43
Profit for the period	5,465	707

Basic earnings per share	7.1p	0.5p
Diluted earnings per share	7.1p	0.4p

LLOYDS BANKING GROUP PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
CONDENSED CONSOLIDATED BALANCE SHEET

	At 30 Sep 2021	At 31 Dec 2020
	£m (unaudited)	£m (audited)

Assets
Cash and balances at central banks	68,873	73,257
Financial assets at fair value through profit or loss[1]	202,655	191,169
Derivative financial instruments	23,191	29,613
Loans and advances to banks	11,996	10,746
Loans and advances to customers	502,672	498,843
Debt securities	4,810	5,405
Financial assets at amortised cost	519,478	514,994
Financial assets at fair value through other comprehensive income	27,958	27,603
Other assets	39,842	34,633
Total assets	881,997	871,269

Liabilities
Deposits from banks	14,291	31,465
Customer deposits	485,177	460,068
Financial liabilities at fair value through profit or loss	26,667	22,646
Derivative financial instruments	18,262	27,313
Debt securities in issue	80,509	87,397
Liabilities arising from insurance and investment contracts	163,931	154,512
Subordinated liabilities	13,444	14,261
Other liabilities	27,074	24,194
Total liabilities	829,355	821,856

Ordinary shareholders’ equity	46,490	43,278
Other equity instruments	5,906	5,906
Non-controlling interests	246	229
Total equity	52,642	49,413
Total equity and liabilities	881,997	871,269
1Contains assets measured at fair value through profit or loss arising from contracts held with reinsurers, previously included within other assets; comparatives have been restated.

LLOYDS BANKING GROUP PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
ADDITIONAL FINANCIAL INFORMATION
1.Basis of presentation
This release covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the nine months ended 30 September 2021.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2020 Annual Report on Form 20-F.
2.Capital
Capital and leverage ratios reported as at 30 September 2021 incorporate profits for the three months to that date that remain subject to formal verification in accordance with the Capital Requirements Regulation. The Group’s Q3 2021 Interim Pillar 3 Report can be found at: https://www.lloydsbankinggroup.com/investors/financial-downloads.html
3.UK economic assumptions
Base case scenario by quarter
Key quarterly assumptions made by the Group are shown below. Gross domestic product is presented quarter on quarter, house price growth and commercial real estate growth are presented year on year and UK Bank Rate is presented end quarter. Unemployment is presented as the average for the quarter.

	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021	First quarter 2022	Second quarter 2022	Third quarter 2022	Fourth quarter 2022
At 30 September 2021%		%	%	%	%	%	%	%

Gross domestic product	(1.6)	4.8	1.4	1.5	0.9	0.9	0.6	0.3
UK Bank Rate	0.10	0.10	0.10	0.10	0.10	0.25	0.25	0.50
Unemployment rate	4.9	4.7	4.7	5.8	5.7	5.6	5.4	5.4
House price growth	6.5	8.7	5.2	4.8	4.6	2.9	2.0	1.4
Commercial real estate price growth	(2.9)	3.4	3.5	2.1	1.3	(1.3)	(0.6)	0.4

LLOYDS BANKING GROUP PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
ADDITIONAL FINANCIAL INFORMATION (continued)
3.UK economic assumptions (continued)
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product is presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. UK Bank Rate and unemployment rate are averages for the period. The upside, base case and downside scenarios are weighted at 30 per cent each, with the severe downside scenario weighted at 10 per cent.

	2021	2022	2023	2024	2025	2021-2025 average
At 30 September 2021%		%	%	%	%	%

Upside
Gross domestic product	6.7	5.5	1.1	1.4	1.4	3.2
UK Bank Rate	0.26	1.57	1.62	1.78	2.03	1.45
Unemployment rate	4.6	4.1	4.0	3.8	3.8	4.1
House price growth	5.8	4.5	5.2	5.2	4.2	5.0
Commercial real estate price growth	7.7	6.5	2.6	1.8	0.5	3.8

Base case
Gross domestic product	6.3	5.0	1.5	1.3	1.3	3.1
UK Bank Rate	0.10	0.28	0.50	0.69	0.94	0.50
Unemployment rate	5.0	5.5	5.2	4.9	4.7	5.1
House price growth	4.8	1.4	0.1	1.1	1.1	1.7
Commercial real estate price growth	2.1	0.4	1.3	1.4	0.7	1.2

Downside
Gross domestic product	6.1	4.1	1.1	1.3	1.4	2.8
UK Bank Rate	0.11	0.16	0.17	0.19	0.28	0.18
Unemployment rate	5.3	6.9	6.8	6.4	6.0	6.3
House price growth	3.6	(4.8)	(7.6)	(5.3)	(2.7)	(3.4)
Commercial real estate price growth	(1.2)	(5.7)	(1.4)	0.0	0.2	(1.6)

Severe downside
Gross domestic product	5.5	2.4	0.8	1.2	1.4	2.3
UK Bank Rate	0.08	0.01	0.03	0.03	0.05	0.04
Unemployment rate	5.9	9.1	9.1	8.4	7.7	8.0
House price growth	3.1	(7.9)	(13.1)	(10.1)	(6.4)	(7.0)
Commercial real estate price growth	(7.2)	(16.4)	(7.3)	(2.2)	0.4	(6.7)

LLOYDS BANKING GROUP PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
ADDITIONAL FINANCIAL INFORMATION (continued)
4.Group loans and advances to customers and expected credit loss allowances

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 30 September 2021	£m	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	267,757	27,171	1,932	11,429	308,289	8.8	0.6
Credit cards	11,100	2,970	305	—	14,375	20.7	2.1
Loans and overdrafts	7,818	1,473	287	—	9,578	15.4	3.0
UK Motor Finance	12,143	2,170	217	—	14,530	14.9	1.5
Other[1]	17,285	1,617	467	—	19,369	8.3	2.4
Retail	316,103	35,401	3,208	11,429	366,141	9.7	0.9
SME[1]	27,945	2,884	852	—	31,681	9.1	2.7
Corporate and other[1]	49,890	3,772	2,157	—	55,819	6.8	3.9
Commercial Banking	77,835	6,656	3,009	—	87,500	7.6	3.4
Insurance and Wealth	906	29	64	—	999	2.9	6.4
Central items[1]	52,417	—	8	—	52,425	—	—
Total gross lending	447,261	42,086	6,289	11,429	507,065	8.3	1.2
ECL allowance on drawn balances	(1,094)	(1,488)	(1,625)	(186)	(4,393)
Net balance sheet carrying value	446,167	40,598	4,664	11,243	502,672

Group ECL allowance (drawn and undrawn)
UK Mortgages	122	394	175	187	878	44.9	19.9
Credit cards	157	440	131	—	728	60.4	18.0
Loans and overdrafts	158	269	132	—	559	48.1	23.6
UK Motor Finance[2]	150	126	143	—	419	30.1	34.1
Other	49	102	56	—	207	49.3	27.1
Retail	636	1,331	637	187	2,791	47.7	22.8
SME	87	115	100	—	302	38.1	33.1
Corporate and other	97	203	882	—	1,182	17.2	74.6
Commercial Banking	184	318	982	—	1,484	21.4	66.2
Insurance and Wealth	9	1	10	—	20	5.0	50.0
Central items	400	—	5	—	405	—	1.2
Total ECL allowance (drawn and undrawn)	1,229	1,650	1,634	187	4,700	35.1	34.8

Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers[3]
UK Mortgages	—	1.5	9.1	1.6	0.3
Credit cards	1.4	14.8	55.7	—	5.1
Loans and overdrafts	2.0	18.3	61.4	—	5.9
UK Motor Finance	1.2	5.8	65.9	—	2.9
Other	0.3	6.3	21.0	—	1.1
Retail	0.2	3.8	22.2	1.6	0.8
SME	0.3	4.0	13.7	—	1.0
Corporate and other	0.2	5.4	41.0	—	2.1
Commercial Banking	0.2	4.8	34.1	—	1.7
Insurance and Wealth	1.0	3.4	15.6	—	2.0
Central items	0.8	—	62.5	—	0.8
Total ECL allowances (drawn and undrawn) as a % of loans and advances to customers	0.3	3.9	28.1	1.6	0.9
1Retail other, SME and Corporate and other include BBLS related assets. Central items includes reverse repos of £52.2 billion.
2UK Motor Finance for Stages 1 and 2 include £135 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in credit cards of £70 million, loans and overdrafts of £72 million, Retail other of £200 million, SME of £124 million and Corporate and other of £4 million.

LLOYDS BANKING GROUP PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
ADDITIONAL FINANCIAL INFORMATION (continued)
4.Group loans and advances to customers and expected credit loss allowances (continued)

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2020	£m	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	251,418	29,018	1,859	12,511	294,806	9.8	0.6
Credit cards	11,496	3,273	340	—	15,109	21.7	2.3
Loans and overdrafts	7,710	1,519	307	—	9,536	15.9	3.2
UK Motor Finance	12,786	2,216	199	—	15,201	14.6	1.3
Other[1]	17,879	1,304	184	—	19,367	6.7	1.0
Retail	301,289	37,330	2,889	12,511	354,019	10.5	0.8
SME[1]	27,015	4,500	791	—	32,306	13.9	2.4
Corporate and other[1]	43,543	9,816	2,733	—	56,092	17.5	4.9
Commercial Banking	70,558	14,316	3,524	—	88,398	16.2	4.0
Insurance and Wealth	832	13	70	—	915	1.4	7.7
Central items[1]	61,264	—	7	—	61,271	—	—
Total gross lending	433,943	51,659	6,490	12,511	504,603	10.2	1.3
ECL allowance on drawn balances	(1,372)	(2,145)	(1,982)	(261)	(5,760)
Net balance sheet carrying value	432,571	49,514	4,508	12,250	498,843

Group ECL allowance (drawn and undrawn)
UK Mortgages	107	468	191	261	1,027	45.6	18.6
Credit cards	240	530	153	—	923	57.4	16.6
Loans and overdrafts	224	344	147	—	715	48.1	20.6
UK Motor Finance[2]	197	171	133	—	501	34.1	26.5
Other	46	124	59	—	229	54.1	25.8
Retail	814	1,637	683	261	3,395	48.2	20.1
SME	142	234	126	—	502	46.6	25.1
Corporate and other	217	507	1,169	—	1,893	26.8	61.8
Commercial Banking	359	741	1,295	—	2,395	30.9	54.1
Insurance and Wealth	11	1	11	—	23	4.3	47.8
Central items	400	—	6	—	406	—	1.5
Total ECL allowance (drawn and undrawn)	1,584	2,379	1,995	261	6,219	38.3	32.1

Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers[3]
UK Mortgages	—	1.6	10.3	2.1	0.3
Credit cards	2.1	16.2	56.0	—	6.1
Loans and overdrafts	2.9	22.6	64.2	—	7.6
UK Motor Finance	1.5	7.7	66.8	—	3.3
Other	0.3	9.5	39.3	—	1.2
Retail	0.3	4.4	25.2	2.1	1.0
SME	0.5	5.2	19.1	—	1.6
Corporate and other	0.5	5.2	42.9	—	3.4
Commercial Banking	0.5	5.2	38.2	—	2.7
Insurance and Wealth	1.3	7.7	15.7	—	2.5
Central items	0.7	—	85.7	—	0.7
Total ECL allowances (drawn and undrawn) as a % of loans and advances to customers	0.4	4.6	32.3	2.1	1.2
1Retail other, SME and Corporate and other include BBLS related assets. Central items includes reverse repos of £58.6 billion.
2UK Motor Finance for Stages 1 and 2 include £192 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in credit cards of £67 million, loans and overdrafts of £78 million, Retail other of £34 million, SME of £132 million and Corporate and other of £6 million.

LLOYDS BANKING GROUP PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	28 October 2021